China Housing & Land Development, Inc.

1008 Liuxue Road, Baqiao District

 Xi’an, Shaanxi Province

 China 710038

June 28, 2013

Terence O’Brien

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, D.C.20549

Re: Special Counsel for China Housing & Land Development, Inc.

Dear Mr. O’Brien:

This will advise you that we have engaged the law firm of McKenna Long & Aldridge LLP as our special counsel to represent us with respect to the comment letters from the Securities and Exchange Commission (the “SEC”) and other related matters. The responsible partner for matters with the SEC is Thomas Wardell. You and others at the Securities and Exchange Commission should feel free to communicate with him or his colleagues at his firm about any matters that we have with the SEC.

Thank you very much.

Sincerely, /s/_______________________________ Cangsang Huang Chief Financial Officer China Housing & Land Development, Inc.